# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northann Corp., CIK 0001923780
CUSIP: 66373M200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2251 Catawba River Rd, Fort Lawn, South Carolina (SC), 29714
Date of event which requires filing of this statement: 10/14/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002057322

## Reporting persons
- Chuntao Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,484,400; shared voting power 0; sole dispositive power 4,484,400; shared dispositive power 0; aggregate amount beneficially owned 4,484,400 (8.1% of the class)
  Comment: Note to Row 11: This percentage is calculated based upon 55,464,400 shares of common stock outstanding of Northann Corp. (the "Issuer") as of February 7, 2025, as set forth in the Issuer's prospectus on Form 424B3 filed with the Securities and Exchange Commission on February 7, 2025.

## Item 1. Issuer
Name of issuer: Northann Corp.
Address of issuer's principal executive offices: 2251 Catawba River Rd, Fort Lawn, SC 29714

## Item 2. Person Filing
Name of person filing: Chuntao Li
Address of principal business office or, if none, residence: 20 Nanjing Rd (E), Waitan, Huangpu, Shanghai, People's Republic of China
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,484,400
Percent of class: 8.1 %
Sole power to vote or to direct the vote: 4,484,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,484,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chuntao Li: /s/ Chuntao Li, Chuntao Li (02/20/2025)